Exhibit 19.1

Sensus Healthcare, Inc.

Insider Trading Policy

This Insider Trading Policy describes the standards of Sensus Healthcare, Inc. on trading in securities of the Company, and securities of certain other publicly traded companies while in possession of material, non-public information about the Company or such other companies. It also prohibits communicating any confidential information about the Company and such other companies. This Policy is divided into three parts:

●	Part I prohibits trading in certain circumstances and communicating material, non-public information and applies to all directors, officers and employees of the Company and their respective immediate family members (collectively “Covered Persons”);

●	Part II imposes additional trading restrictions on (i) directors of the Company, and (ii) executive officers of the Company (collectively, “Key Persons”); and

●	Part III provides general information applicable to both Covered Persons and Key Persons.

The federal securities laws prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person engages in transactions in securities while in possession of material non-public information about the issuer of those securities.

PART I

1. Applicability of this Policy

This Policy applies to all trading or other transactions in the Company’s securities. Note that:

●	“Trading or other transactions” includes not only buying and selling, but also donating, gifting and any other transfer of ownership.

●	“The Company’s securities” include common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as derivative securities (such as puts and calls) relating to any of the Company’s securities, whether or not issued by the Company.

2. General Policy: No Trading While in Possession of Material Non-public Information and No Communication of Material Non-Public Information

If you are a Covered Person, you may not:

a)     Purchase, sell or otherwise transfer, or offer to purchase, sell or otherwise transfer, any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company.

b)     Purchase, sell or otherwise transfer any security of any other company while in possession of material non-public information about that company that was obtained in the course of your service to the Company.

c)     Communicate any material non-public information in your possession about the Company or any company referred to in clause (b) above to any other person (such communication, a “tip”), including family members and friends, or otherwise disclose such information without the Company’s authorization.

Twenty-Twenty Hindsight. Remember, if your securities transactions or those of your immediate family members or others you know become the subject of scrutiny, they will be viewed after the fact, with the benefit of 20/20 hindsight. As a result, always err on the side of caution when trading or communicating sensitive information.

3. Important Definitions

a)     Material. Information is generally regarded as “material” if it has market significance -- that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. Materiality involves a relatively low threshold. By way of example, information relating to the following subjects would likely be deemed material in particular situations (but note that this list is not exhaustive):

(i) significant changes in the Company’s prospects;

(ii) significant write-downs in assets or increases in reserves;

(iii) developments regarding significant litigation or government agency investigations;

(iv) liquidity problems;

(v) changes in earnings estimates or unusual gains or losses in major operations;

(vi) major changes in management;

(vii) extraordinary borrowings;

(viii) award or loss of a significant contract;

(ix) changes in debt ratings;

(x) proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

(xi) offerings of Company securities; and

(xiii) pending statistical reports (such as, consumer price index, money supply and retail figures, or interest rate developments).

Material information is not limited to historical facts but may also include projections and forecasts. It also can be negative or positive. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have an effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

b)     Non-public. “Public” information is information that has been disseminated in a manner designed to reach investors generally, after investors and the market generally have had the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public. Note that the fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. By way of example, but not by limitation, non-public information may include:

(i) information available to a select group of analysts or brokers or institutional investors;

(ii) undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is non-public and treat it as confidential.

PART II

1. Blackout Periods

If you are a Key Person, you are prohibited from trading in the Company’s securities during any Blackout Period.

a)     Quarterly Blackout Periods. As a Key Person, you are prohibited from trading in the Company’s securities during the period beginning at the close of the market on the fourteenth day prior to the end of each fiscal quarter and ending at the close of business on the second trading day following the release of the Company’s quarterly or annual financial results for the particular period. During these periods, you generally possess or are presumed to possess material non-public information about the Company’s financial results.

b)     Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as possible mergers, acquisitions or dispositions or new product developments) may be pending and not publicly disclosed. At such times, the Company may impose special Blackout Periods during which you, as a Key Person, are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify you.

c)     Exceptions. Any exceptions to the foregoing may be granted only by the Compliance Officer and must be granted before any activity contrary to the above requirements takes place.

2. Trading Windows

Subject to the pre-clearance process described below, if you are a Key Person, you are generally permitted to trade in the Company’s securities when no blackout period is in effect. However, even during this trading window, if you are in possession of any material non-public information, then you should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period is imposed and will re-open the trading window once the special blackout period has ended.

3. Pre-clearance of Securities Transactions

a)     Because you, as a Key Person, are likely to obtain material non-public information on a regular basis, the Company requires you to refrain from trading, even during a trading window, without first pre-clearing all transactions in the Company’s securities with the Compliance Officer.

b)     You may not, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by your spouse, other persons living in your household and minor children and to transactions by entities over which you exercise control.

c)     The Compliance Officer shall record the date a request is received and the date and time a request is approved or disapproved. Any grant of permission shall be on such terms and subject to such conditions as may be approved by the Compliance Officer; provided that unless otherwise specified by the Compliance Officer, (i) a grant of permission shall remain valid until the close of trading two business days following the day on which it was granted, unless earlier revoked, and (ii) if the transaction does not occur during the two-day period, such grant will terminate and pre-clearance of the transaction must be re-requested.

4. Prohibited Transactions

a)     If you are a director or executive officer of the Company, then you are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

b)     If you are a Key Person, then you (including your spouse, other persons living in your household and your minor children and entities over which you exercise control) are prohibited from engaging in the following transactions in the Company’s securities unless advance written approval is obtained from the Compliance Officer:

(i) Short-term trading. Purchasing any Company securities and selling securities of the same class at any time within six months before or after the purchase;

(ii) Short sales. Selling the Company’s securities short;

(iii) Options trading. Buying or selling puts or calls or other derivative securities on the Company’s securities;

(iv) Trading on margin or pledging. Holding Company securities in a margin account or pledging Company securities as collateral for a loan; and

(v) Hedging. Entering into hedging or monetization transactions or similar arrangements with respect to Company securities.

Part III

1. Compliance Officer

The Company has appointed its In-House Corporate Counsel as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

(i) assisting with implementation and enforcement of this Policy;

(ii) circulating this Policy to all employees and others, as deemed appropriate, and overseeing the amendment of this Policy as necessary to remain in compliance with applicable laws; and

(iii) pre-clearing all trading in securities of the Company by Key Persons.

2. Exceptions

Any exceptions to the Policy, if permitted, may be granted only by the Compliance Officer and must be granted before any activity contrary to the requirements of this Policy takes place.

3. Penalties for Violations

a) SEC-Imposed Penalties. Penalties imposed by the SEC for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include prison terms, fines, other criminal or civil penalties (including injunctions) and disgorgement of insider trading profits. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

It is important to note that a person who “tips” material non-public information to others may also be liable for transactions by the “tippees” to whom the material non-public information is given. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and its management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. The SEC can even seek penalties for violations that result in a small or no profit.

b) Company-Imposed Penalties. Covered Persons and Key Persons who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause.

4. Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer.

Adopted June 2, 2016

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained, if so requested) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)

(Please print name)

Date: ________________________